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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                     DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
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                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)


                                   267927101
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                                 (CUSIP Number)

                                 Randy D. Sims
               Vice President, Chief Legal Officer and Secretary
                               Cerner Corporation
                             2800 Rockcreek Parkway
                     North Kansas City, Missouri 64117-2551
                              Phone (816) 221-1024
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 5, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 267927101               13D                          PAGE 2 OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cerner Corporation                  43-1196944
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                         985,746
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          985,746
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         985,746
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           15%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 (the "Common Stock"), of Dynamic Healthcare Technologies, Inc. ("Dynamic"), whose address is 615 Crescent Executive Court, 5th Floor, Lake Mary, Florida 32746.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Name: Cerner Corporation, a Delaware corporation.

         (b) Residence or business address: 2800 Rockcreek Parkway, North Kansas City, Missouri 64117-2551.

         (c) Principal business: Supplier of clinical and management information and knowledge systems to healthcare organizations.

Pursuant to General Instruction C of Schedule 13D the information set forth in
(d) - (f) below is being provided for Cerner and each of the following persons who represent the directors and executive officers of Cerner (collectively "Insiders").

         Neal L. Patterson: Chairman of the Board of Directors and Chief Executive Officer.

         Clifford W. Illig: Vice Chairman of the Board of Directors.

         Gerald E. Bisbee, Jr., Ph.D.: Director; Chairman and Chief Executive Officer of ReGen Biologics, Inc., a company which designs, engineers and manufactures tissue engineered products for orthopedic applications and located at 545 Penobscott Drive, Redwood City, California 94063.

         John C. Danforth: Director; Partner in the law firm of Bryan Cave LLP, located at One Metropolitan Square, St. Louis, Missouri 63102.

         Jeff C. Goldsmith, Ph.D.: Director; Healthcare consultant and President of Health Futures, Inc., whose mailing address is P.O. Box 5305, Charlottesville, Virginia 22905.

         Michael E. Herman: Director; Retired President of the Kansas City Royals Baseball Club.

         William B. Neaves: Director; President, Chief Executive Officer, and Director of The Stowers Institute for Medical Research.

         Nancy-Ann DeParle: Director; Fellow of the Institute of Politics and the Interfaculty Health Policy Forum at Harvard University, consultant on health policy and regulatory issues, and Director of Guidant Corporation.

         Earl H. Devanny, III: President.

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         Glenn P. Tobin, Ph.D.: Executive Vice President and Chief Operating
         Officer.

         Jack A. Newman, Jr.: Executive Vice President.

         Paul M. Black: Senior Vice President and Chief Sales Officer.

         Stephen M. Goodrich: Senior Vice President and Chief Quality Officer.

         Douglas M. Krebs: Senior Vice President and President of Cerner International, Inc.

         Marc G. Naughton: Vice President and Chief Financial Officer.

         Stanley M. Sword: Vice President and Chief People Officer.

         Jeffrey A. Townsend: Senior Vice President and Chief Engineering
         Officer.

         Randy D. Sims: Vice President, Chief Legal Officer and Secretary.

         Richard J. Flanigan, Jr.: Senior Vice President, Enterprise Business Units.

         Stephen D. Garver: Senior Vice President and Managing Partner, Cerner Consulting.

         Robert M. Smith; Executive Vice President, Cerner Consulting.

         (d) During the last five years, neither Cerner nor, to the knowledge of Cerner, any Insider has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Cerner nor, to the knowledge of Cerner, any Insider has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      All of the Insiders are U.S. citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No payments were made in connection with the execution of the Merger Agreement or Option Agreement (each defined in Item 4 below).

ITEM 4.           PURPOSE OF TRANSACTION.

         On September 5, 2001, Dynamic, Cerner and a wholly owned subsidiary of Cerner entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Dynamic will be merged with and into the wholly owned subsidiary of Cerner.

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         Concurrently with the execution of the Merger Agreement, Dynamic and
Cerner entered into a Stock Option Agreement (the "Option Agreement") pursuant to which Dynamic has granted Cerner an option to purchase up to 985,746 shares of Dynamic Common Stock at a price, subject to certain customary anti-dilution rights and adjustments, of $3.00 per share (representing approximately 15% of the outstanding shares on a fully diluted basis without giving effect to the exercise of all currently existing outstanding warrants and options to purchase Dynamic Common Stock). The Option Agreement was granted by Dynamic as an inducement and condition to Cerner's willingness to enter into the Merger Agreement.

         The Option Agreement is exercisable, in whole but not in part, only upon the occurrence of a "Triggering Event" (as defined below) prior to termination of the Option Agreement.

         The Option Agreement will expire upon: (i) the Effective Time (as defined in the Merger Agreement) of the merger or (ii) the close of business on the earlier of (x) the date which is one year after the occurrence of a Triggering Event, and (y) the date on which it is no longer possible for a Triggering Event to occur.

         A "Triggering Event," the occurrence of which serves as a condition precedent to exercise of the Option Agreement and, under certain circumstances, serves to extend the term of the Option Agreement beyond a termination of the Merger Agreement, occurs if the Merger Agreement is terminated and Cerner then or thereafter becomes entitled to receive the termination fee provided for in
Section 9.3(a) of the Merger Agreement. A termination fee is payable to Cerner under Section 9.3 of the Merger Agreement if the agreement is terminated as a result of (i) Dynamic's withdrawal, modification, or material qualification in any manner adverse to Cerner of its recommendation that Dynamic shareholders approve the merger, or taking any action or making any statement in connection with the Dynamic shareholder meeting materially inconsistent with such recommendation, (ii) Dynamic's failure to include in the proxy statement/prospectus the recommendation of the Board of Directors of Dynamic in favor of the adoption and approval of the Merger Agreement and the approval of the merger, (iii) the solicitation, initiation or the knowing facilitation or encouragement of a submission of any Acquisition Proposal (as defined below) for Dynamic, (iv) Dynamic's participation in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or taking any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal for Dynamic, (v) the approval, endorsement or recommendation of, or the execution of or entering into, any letter of intent, agreement in principle, or definitive agreement, by Dynamic's Board of Directors relating to any Acquisition Proposal, (vi) Dynamic's failure to recommend that its security holders reject any tender or exchange offer relating to securities of Dynamic, (vii) Dynamic's grant of a waiver or a release under any standstill or similar agreement with respect to any class of Dynamic equity securities or (viii) Dynamic entering into any agreement with respect to any Acquisition Proposal for Dynamic. An "Acquisition Proposal" for these purposes means any offer or proposal for a merger, consolidation, share exchange, business combination, reorganization, recapitalization, issuance of securities, liquidation, dissolution, tender offer or exchange offer or other similar transaction or series of transactions involving, or any purchase of 10% or more of the assets, or directly or indirectly acquires beneficial ownership of securities representing, or exchangeable for or convertible into, more than 10% of the outstanding securities of any class of voting securities of Dynamic or in which Dynamic issues securities representing 10% of the outstanding

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securities of any class of voting securities of Dynamic, other than the transactions contemplated by the Merger Agreement.

         As more fully set forth in the Option Agreement, Cerner (or a subsequent holder of the Option Agreement or the shares issued thereunder) has the right under specified circumstances to require Dynamic to repurchase the Option Agreement or such shares. In addition, the Option Agreement provides its holders with certain rights to require Dynamic to register the Dynamic Common Stock acquired by or issuable upon the exercise of the Option Agreement under the Securities Act of 1933, as amended.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) By reason of the Option Agreement, Cerner may be deemed to beneficially own 985,746 shares of Common Stock (15% of the outstanding shares). Cerner has sole dispositive and voting power over such shares.

         (c) Cerner has not effected any transactions in the Common Stock during the past 60 days.

         (d) Cerner does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See answer to Item 4.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (i) Agreement and Plan of Merger, dated as of September 5, 2001, by and among Dynamic Healthcare Technologies, Inc., Cerner Corporation and Cerner Holdings, Inc., filed as Exhibit 10.1 to the Dynamic Current Report on Form 8-K, as filed on September 12, 2001, and incorporated by reference hereto.

         (ii) Stock Option Agreement, dated as of September 5, 2001, by and among Cerner Corporation (and certain permitted assigns) and Dynamic Healthcare Technologies, Inc., filed as Exhibit 10.2 to the Dynamic Current Report on Form 8-K, as filed on September 12, 2001, and incorporated by reference hereto.



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2001.

                                CERNER CORPORATION




                                By:  /s/ Marc G. Naughton
                                   --------------------------------------------
                                     Marc G. Naughton
                                     Vice President and Chief Financial Officer